SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                  SCHEDULE l3D

                    Under the Securities Exchange Act of l934




                       PITTSBURGH & WEST VIRGINIA RAILROAD
       -----------------------------------------------------------------
                                (Name of Issuer)




                Shares of Beneficial Interest, without par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)





                                    724819107
       ------------------------------------------------------------------
                                 (CUSIP NUMBER)



                                  H. J. Skelton
                                 P. O. Box 19366
                        Jacksonville, Florida 32245-9366
                                 (904) 223-4700
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                          March 6, 1997
-----------------------------------------------------------------
        (Date of Event Which Requires Filing of This Statement)




         If the filing person has previously filed a Statement on Schedule l3G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule l3d-1(b) (3) or (4), check the following box: ( )


         Check the following box if a fee is being paid with this Statement: ( )






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CUSIP NO.                  724819107     13D
                           ---------

----------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
               BRICE R. SMITH, III

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ###-##-####

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     a(    )
               Not a member of a group                         b(    )

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS
               PF-AF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                (    )
               None

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Missouri - U.S.A.

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         Number of                        7.  SOLE VOTING POWER
                                                11,300 Shares
         Shares                           ___________________________

Beneficially owned                        8.  SHARED VOTING POWER
                                                65,400 Shares
by Each Reporting                         ___________________________

         Person                           9.  SOLE DISPOSITIVE POWER
                                                11,300 Shares
         With                             ___________________________

                                         l0.  SHARED DISPOSITIVE POWER
                                                65,400 Shares

----------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               76,700 Shares
----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               None excluded                                    (    )

----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.1%
----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
               IN

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ITEM l.  Security and Issuer.
         --------------------

         This Schedule l3D relates to shares of Beneficial Interest, without par value (the "Shares"), of Pittsburgh & West Virginia Railroad ("PWVR"), a real estate investment trust organized and existing under the laws of the State of Pennsylvania. The address of the principal executive offices of PWVR is 2 Port Amherst Drive, Charleston, WV 25306


ITEM 2.  Identity and Background.
         ------------------------

         This Schedule 13D is filed by Brice R. Smith, III ("BRS"), a citizen of the United States of America, whose principal business address is 13801 Riverport Drive, St. Louis, MO 63043. BRS' principal occupation is that of attorney/investor. During the last five years, BRS has neither been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in subjecting BRS to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The Shares which are the subject of this Schedule l3D filing have been acquired over a period of approximately two years using personal funds and funds of affiliates, with the most recent purchase of 1,500 shares for $11,295.00 occurring on March 6, 1997. The latter purchase caused BRS' beneficial ownership of Shares to exceed 5% (See Item 5 herein). No funds were borrowed for the purpose of acquiring Shares.


ITEM 4.  Purpose of Transaction.
         -----------------------

         BRS acquired the Shares which are the subject of this filing for investment purposes. He may acquire additional shares in the future.


ITEM 5.  Interest in Securities of the Issuer.
         -------------------------------------

         BRS has sole voting and dispositive powers with respect to 11,300 Shares and shared voting and dispositive powers with respect to 65,400 Shares. BRS' beneficial ownership on March 6, 1997, totalled 76,600 Shares, 5.1% of the 1,510,000 Shares outstanding.
         The following purchases were effected during the sixty days ended March 6, 1997.


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Date of Transaction                Number of Shares             Price per Share
-------------------                ----------------             ---------------
January 27, 1997                        5,000                        7.0625
January 27, 1997                        2,500                        7.1250
January 29, 1997                        5,000                        6.8750
February 13, 1997                       3,000                        7.3333
February 13, 1997                         500                        7.0000
February 13, 1997                         600                        7.1250
February 14, 1997                       2,000                        7.4375
February 18, 1997                       1,600                        7.4922
February 20, 1997                       1,700                        7.4853
February 20, 1997                       1,000                        7.5625
February 21, 1997                         700                        7.6250
February 21, 1997                       1,200                        7.5000
February 24, 1997                         500                        7.5625
February 24, 1997                       5,000                        7.6250
February 24, 1997                      10,000                        7.6250
February 28, 1997                       5,000                        7.6250
March 4, 1997                             500                        7.6250
March 5, 1997                           1,500                        7.5000
March 6, 1997                           1,500                        7.5000

All purchases were made on the open market.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.
         --------------------------------------------------------

         None


ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

         Exhibit 24 - Power of  Attorney  granting  representative  authority to sign filings


         After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, correct and complete.


         DATED:                     March 14, 1997



                                              BRICE R. SMITH, III *
                                       -----------------------------------
                                        Brice R. Smith, III


                                     *  /s/ H. J. Skelton
                                       -----------------------------------
                                        H. J. Skelton
                                        Attorney-In-Fact
                                        Pursuant to a power-of-attorney
                                        filed herewith.



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